Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED MAY 27, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 30, 2009, as supplemented by supplement no. 1 dated April 30, 2009 and supplement no. 2 dated May 13, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	a change to the suitability standards applicable to investors in Michigan;

•	the renewal of our advisory agreement; and

•	a change in our transfer agent.

Michigan Suitability Standards

Michigan has established special suitability requirements for investors in our offering that are more stringent than the general suitability standards described in the prospectus. In addition to the general suitability requirements, investors in Michigan must also have a liquid net worth of at least 10 times their investment in us and our affiliates.

Renewal of Advisory Agreement

On May 21, 2009, we renewed our advisory agreement with KBS Capital Advisors LLC. The renewed advisory agreement is effective through May 21, 2010; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect, except the renewed advisory agreement clarifies the calculation of the asset management fee with respect to investments other than real property. As modified, the renewed advisory agreement provides that the asset management fee with respect to an investment in a loan (and investments other than real property) is calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan (or other investment), inclusive of expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan (or other investment) as of the time of calculation.

Change in Transfer Agent

On May 26, 2009, DST Systems, Inc. began serving as our registrar and transfer agent. Effective immediately, stockholder requests should be delivered or mailed to:

Regular Mail KBS Real Estate Investment Trust II, Inc. c/o DST Systems, Inc. PO Box 219015 Kansas City, MO 64121-9015	Overnight Address KBS Real Estate Investment Trust II, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

Telephone:

(866) 584-1381

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, distribution mailing address, or dividend reinvestment plan election, as well as stockholder redemption requests under our share redemption program.